UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2007, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

December 31, 2007 and 2006

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm
— Thompson, Cobb, Bazilio & Associates, PC

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

THOMPSON, COBB, BAZILIO & ASSOCIATES, PC

Certified Public Accountants and Management, Systems, and Financial Consultants

■	Main Office:	☐	Regional Office:	☐	Regional Office:
	1101 15th Street, N.W.		100 Pearl Street		21250 Hawthorne Boulevard
	Suite 400		14th Floor		Suite 500
	Washington, DC 20005		Hartford, CT 06103		Torrance, CA 90503
	(202) 737-3300		(860) 249-7246		(310) 792-7001
	(202) 737-2684 Fax		(860) 275-6504 Fax		(310) 792-7004 Fax

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes (modified cash basis) of the Plan as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Thompson, Cobb, Bazilio & Associates, PC

Washington, DC

June 19, 2008

A Professional Corporation

www.tcba.com

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2007 and 2006

	2007	2006
Assets
Investments
At Fair Value
PESP Fixed Rate Fund (Note 3)	$2,964,597,339	$2,948,603,667

At Fair Value
Insurance Company Pooled Separate Accounts
Core Equity Account	293,786,605	289,716,027
Small Company Stock Account	376,479,978	388,835,154
Prudential Real Estate Fund	44,607,977	31,714,990
Large Cap Value / LSV Asset Management Fund	158,135,877	—

Registered Investment Companies
American Century Income & Growth Fund	—	150,881,690
American High Income Trust Fund	28,411,409	26,520,135
Artisan Mid-Cap Value Fund	127,085,305	118,520,790
Dryden Active Allocation Fund	70,795,080	68,085,529
Dryden International Equity Fund	285,393,303	230,536,385
Dryden Stock Index Fund	229,506,533	235,567,830
Fidelity Advisor Government Income Institutional Fund	8,305,578	4,834,376
Jennison Growth Fund	371,542,873	370,056,947
Jennison Mid Cap Growth Fund	119,342,398	96,520,950

Master Trust (Note 11)
Prudential Financial, Inc. Common Stock Fund	83,351,887	68,296,863
Prudential Financial, Inc. Common Stock Fund – (ESOP) (Note 8)	467,006,768	438,747,671

Participant Loans	37,603,175	34,162,782

Net assets available for benefits at fair value	5,665,952,085	5,501,601,786

Adjustment from fair value to contract value for fully benefit-responsive investment contract	9,273,207	38,791,854

Net assets available for benefits	$5,675,225,292	$5,540,393,640

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2007

Additions to net assets
Investment income
Net appreciation in fair value of investments	$167,294,232
Interest and dividend income	170,720,809

Total investment income	338,015,041

Investment expenses (Note 5)	—

Net investment income	338,015,041

Contributions
Employer	50,626,530
Employee	160,096,548

Total contributions	210,723,078

Total additions	548,738,119

Deductions from net assets
Benefits paid to participants	413,857,930
Administrative Expenses	48,537

Total Deductions	413,906,467

Net increase in net assets	134,831,652
Net assets available for benefits
Beginning of year	5,540,393,640

End of year	$5,675,225,292

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each employee may enroll in PESP at any time, starting on their first day of employment with the Company.

Employees hired on or after January 1, 2001, who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax and/or after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy.

Company Matching Contributions. The Company matches 100% of before-tax contributions up to a maximum of 4% of eligible earnings. Employees hired on or after January 1, 2004 are required to complete one year of service prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax catch-up contributions to the Plan during the calendar year from eligible earnings. Before-tax catch-up contributions are not eligible for Company matching contributions. For 2007, catch-up contributions are limited to $5,000.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Vesting

Participants are immediately vested in their before-tax, after-tax and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon in the case of reaching age 65, death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under the Company’s Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the nonvested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Any amounts not reinstated to a participant, after the five-year period are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2007 and 2006, pending forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,727,808 and $1,337,668, respectively. Forfeitures of $1,203,095 were used to reduce the Company’s matching contributions in 2007.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Generally, there are no restrictions on the participant’s investment direction, except in regard to the PFI Common Stock Fund, which are subject to the provisions of the Company’s Personal Securities Trading Policy and the PESP Market Timing Policy.

Company Matching Contributions. Half of the Company matching contributions is automatically invested in the PFI Common Stock Fund. The remainder of the participant’s Company matching contributions is invested according to the participant’s current investment allocation direction.

Generally, there are no restrictions on transferring Company matching contributions from the PFI Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

The following are the investment options under the Plan:

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The guaranteed rate of return is reset annually, in advance of the year to which the rate applies. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Insurance Company Pooled Separate Accounts

Core Equity Account, VCA-IF – This separate account seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. The separate account is offered under a group annuity contract issued by the Company.

Small Company Stock Account, VCA-6 – This separate account seeks long-term growth of capital, taking into account income and capital appreciation. The portfolio invests primarily in common stocks of small, less well-known U.S. companies. The separate account is offered under a group annuity contract issued by the Company.

Prudential Retirement Real Estate Fund – This separate account will invest primarily in existing private real estate funds, publicly traded real estate securities, including REIT (Real Estate Investment Trust) securities, and other real estate related investments. The Fund’s objective is to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Large Cap Value/LSV Asset Management Fund – This separate account seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or market cycles if longer. This portfolio invests primarily in equity-related securities of large and medium-sized companies that are undervalued. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Registered Investment Companies

American Century Income & Growth Fund, Investor Class – This mutual fund seeks capital growth by investing in common stocks with income as a secondary objective. It invests primarily in common stocks selected from the 1,500 largest publicly traded U.S. companies. The managers employ quantitative models combining measure of a stock’s value and growth potential in selecting stocks. Effective March 26, 2007, the Plan replaced this fund with the Large Cap Value/LSV Asset Management Fund.

American High Income Trust Fund, Class-A – This mutual fund seeks to provide a high level of current income with capital appreciation as a secondary goal. It invests primarily in higher-yielding and generally lower-rated (below investment) grade or equivalent unrated corporate bonds and other debt securities, including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation. Additionally it may hold cash or money market instruments.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Artisan Mid-Cap Value Fund, Class Z. – This mutual fund seeks to provide long-term growth of capital. The fund normally invests at least 80% of net assets in the common stocks of mid-capitalization companies that management believes to be undervalued relative to their intrinsic value, and are improving, or are likely to improve, their returns on invested capital. It defines a mid-cap company as one that falls within the range of the Russell Mid-Cap index.

Dryden Active Allocation Fund, Class-Z – This mutual fund seeks income and long-term growth of capital by investing in a portfolio of equity, fixed-income, and money market instruments. The fund is actively managed to capitalize on undervalued securities as perceived by the fund managers.

Dryden International Equity Fund, Class Z – This mutual fund seeks to achieve long-term growth of capital through investments primarily in medium-sized foreign companies based in at least five different countries (non-U.S. based) and emerging markets securities. Additionally, it may hold cash or money market instruments, investment grade bonds, foreign currency forward contracts, future contracts, swaps and options.

Dryden Stock Index Fund, Class-I – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

Fidelity Advisor Government Income Institutional Fund, Class I – This mutual fund seeks to provide a high level of current income by investing at least 80% of its assets in intermediate-term U.S. Government securities as well as repurchase agreements for these securities. This fund may also have allocations to agency issuers, including mortgage-backed securities.

Jennison Growth Fund, Class-Z – This mutual fund seeks long-term growth of capital. It invests primarily in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects.

Jennison Mid Cap Growth Fund, Class-Z – This mutual fund seeks long-term capital appreciation. It invests primarily in stocks of small- and medium-sized U.S. companies with the potential for above-average growth. Prior to March 15, 2007, this fund was called the Jennison U.S. Emerging Growth Fund.

Master Trust

Prudential Financial, Inc. (PFI) Common Stock Fund – This portfolio primarily invests in Prudential Financial, Inc. common stock and a small portion is invested in money market shares or other liquid investments. The goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also provides modest liquidity. This option has an ESOP and non-ESOP portion (Note 8).

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Payment of Benefits

When employment with Prudential and its affiliates ends, a participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per plan year and the amount of any such withdrawal must equal at least $300) or (e) delay taking a distribution of the vested value of his or her account until it is required by law.

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account (if any), and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1/2 can also withdraw amounts from their Before-Tax Contributions Account and post-2000 Company Matching Contributions Accounts. Participants can make up to five withdrawals each calendar year, and the withdrawals will be subject to a 10% federal early distribution tax for participants less than 59 1/2 years of age, in addition to the regular income tax that applies, except for after-tax contribution amounts.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any plan maintained by the Company or an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The modified cash basis of accounting is a cash receipts and disbursements method of accounting with investments stated at fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value except for its investment contract (the PESP Fixed Rate Fund), which is valued at contract value (Note 3).

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The fair value of the participation units owned by the Plan in insurance company pooled separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of shares of registered investment companies are recorded on a trade-date basis.

Purchases of units of participation in insurance company pooled separate accounts are recorded on a trade-date basis.

Purchases of units of participation in the master trust are recorded on a trade-date basis.

Income Recognition

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Sales of shares of registered investment companies are recorded on a trade-date basis.

Sales of units of participation in insurance company pooled separate accounts are recorded on a trade-date basis.

Sales of units of participation in the master trust are recorded on a trade-date basis.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

2.	Summary of Accounting Policies (continued)

Interest and dividend income is recorded when received.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost, which approximates fair value.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the Fund) complies with FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as of December 31, 2007 and 2006.

The Fund is a fully benefit responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The estimated fair value of the Fund as of December 31, 2007 and 2006 was $2,964,597,339 and $2,948,603,667, respectively. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.	Investment Contract with Insurance Company (Continued)

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points.

3.	Market rates of interest used to discount the cash flows were based upon the Heuler Survey. The survey data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The Fund represents fixed dollar accounts of an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest crediting rate is determined annually and during 2007 and 2006 was 5.05% and 5.2%, respectively. The minimum crediting rate is 3.5%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the securities underlying the Fund’s cash flows.

There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The average market yield of the Fund for the years ended December 31, 2007 and 2006 was 5.1%. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2007 and 2006 was 5%. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

4.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets.

	December 31
	2007	2006
Investments at fair value as determined by quoted market price
Insurance company pooled separate accounts
Core Equity Account	$293,786,605	$289,716,027
Small Company Stock Account	376,479,978	388,835,154

Registered Investment Companies
Jennison Growth Fund	371,542,873	370,056,947

Master Trust
Prudential Financial, Inc. Common Stock Fund (ESOP and Non-ESOP)	550,358,655	507,044,534

Investments at Contract Value
PESP Fixed Rate Fund	2,973,870,546	2,987,395,520

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

4.	Investments (Continued)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by $167,294,232 as follows:

Year Ended December 31, 2007
Investments - net appreciation in fair value
Insurance Company Pooled Separate Accounts
Core Equity Account	$19,348,328
Small Company Stock Account	27,555,017
Prudential Real Estate Fund	3,969,559
Large Cap Value / LSV Management	(9,653,390)
Registered Investment Companies
American Century Income & Growth Fund	1,920,054
American High Income Trust Fund	(1,691,639)
Artisan Mid-Cap Value Fund	971,725
Dryden Active Allocation Fund	1,530,655
Dryden International Equity Fund	16,964,084
Dryden Stock Index Fund	8,390,090
Fidelity Advisor Government Investment Fund	230,183
Jennison Growth Fund	39,489,972
Jennison Mid Cap Growth Fund	15,922,779

Master Trust
Prudential Financial, Inc. Common Stock Fund	42,346,815

Net appreciation in fair value	$167,294,232

5.	Related Party Transactions

The Company (or an affiliate of the Company), on behalf of the Plan, acts as the investment manager for each of the investment options currently offered by the Plan, except for the American High Income Trust Fund, the Artisan Mid Cap Value Fund, the Fidelity Advisors Government Income Institutional Fund, and Large Cap Value / LSV Asset Management. The investment options bear expenses ranging from 0.18% to 1.51% of average net assets attributable to each investment option, substantially all of which relates to investment management and other fees.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Related Party Transactions (Continued)

The Company paid certain expenses of the Plan to the Company (or an affiliate of the Company).

The Company paid management fees for the Core Equity Account and the Small Company Stock Account in the amount of $2,083,088 for the year ended December 31, 2007.

The Company paid trustee fees in the amount of $2,500 for the year ended December 31, 2007.

The Company paid trustee fees for the Master Trust in the amount of $2,500 for the year ended December 31, 2007.

The Company is the Plan sponsor, and therefore, these transactions qualify as party-in-interest.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Participant Loans between the financial statements and Form 5500:

	December 31
	2007	2006
Participant loans per the financial statements	$37,603,175	$34,162,782
Certain cumulative deemed distributions of participant loans	(1,033,859)	(2,455,918)

Participant loans per the Form 5500	$36,569,316	$31,706,864

The following is a reconciliation of benefits paid between the financial statements and Form 5500 (including deemed distributions) for the year ended December 31, 2007:

Total benefits paid to participants per financial statements	$413,857,930
2007 active loan defaults (deemed distributions)	255,998
Prior period active loan defaults foreclosed and adjustments	(1,678,057)

Total benefits paid & deemed distributions to participants per Form 5500	$412,435,871

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

8.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, at the close of each plan year as determined, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option except for certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

9.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary. The Plan will be submitted to the Internal Revenue Service for a determination on its continued tax-qualified status during the determination letter program cycle applicable to the Plan.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

11.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company sponsored defined contribution plans. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was 100%.

12.	Subsequent Events

Effective May 30, 2008, the Core Bond Enhanced Index / PIM Fund was added as a new investment option under the Plan. This separate account seeks to achieve performance results similar to Lehmann Brothers Aggregate Bond Index and is invested to reflect the characteristics of the Lehmann Brothers Aggregate Bond Index.

Effective May 30, 2008, Prudential IncomeFlex was added as an option under the Plan. Prudential IncomeFlex option provides guaranteed lifetime retirement income based on continued investment in three select portfolios composed of investments in seven of the Plan’s investment options, the Core Equity Account, Small Company Stock Account, Large Cap Value/LSV Management, Core Bond Enhanced Index/PIM Fund, Dryden International Equity Fund, Jennison Growth Fund, and Jennison Mid Cap Growth Fund.

The Prudential Employee Savings Plan Schedule of Assets Held for Investment Purposes December 31, 2007	Supplemental Information Schedule I

Identity of issue, borrower lessor or similar party	Description of investment	Cost		Current Value
* PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$2,973,870,546		$2,973,870,546
* Core Equity Account	Insurance Co. Pooled Separate Account	195,817,625		293,786,605
* Small Company Stock Account	Insurance Co. Pooled Separate Account	195,325,350		376,479,978
* Prudential Real Estate Fund	Insurance Co. Pooled Separate Account	38,839,864		44,607,977
* Large Cap Value / LSV Asset Management Fund	Insurance Co. Pooled Separate Account	167,656,164		158,135,877
American High Income Trust Fund	Mutual Fund	29,115,783		28,411,409
Artisan Midcap Value Fund	Mutual Fund	137,781,692		127,085,305
Dryden Active Allocation Fund	Mutual Fund	69,543,444		70,795,080
Dryden International Equity Fund	Mutual Fund	241,236,604		285,393,303
Dryden Stock Index Fund	Mutual Fund	195,508,190		229,506,533
Fidelity Advisor Government Income Institutional Fund	Mutual Fund	8,098,907		8,305,578
Jennison Growth Fund	Mutual Fund	316,751,413		371,542,873
Jennison Mid Cap Growth	Mutual Fund	85,618,266		119,342,398
* Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	247,979,793	***	550,358,655
* Participant Loans	4.00% - 9.50%**	—		37,603,175

		$4,903,143,641		$5,675,225,292

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in the Prudential Financial, Inc. common stock fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue

Kevin Prue

Vice President, Human Resources

Chairperson of the Administrative Committee

Dated: June 26, 2008